                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO.     )(1)
                                              ----

                               Schuler Homes, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   808188 10 6
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                                 (CUSIP Number)

                           Paul W. Buchschacher, Esq.
                                D.R. Horton, Inc.
                         1901 Ascension Blvd., Suite 100
                               Arlington, TX 76006
                                 (817) 856-8200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 11 Pages

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             SEC 1746 (02-06-98)

CUSIP No. 808188 10 6                  13D                    Page 2 of 11 Pages

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1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          D.R. Horton, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          BK, WC, OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [X]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                        7      SOLE VOTING POWER

                               10
                       ---------------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
       SHARES
     BENEFICIALLY              5,216,914 (1)(2)
       OWNED BY        ---------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                   10
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,216,924 (1)(2)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8%
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14        TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) D.R. Horton, Inc. has entered into a Voting Agreement, dated as of October 22, 2001, with certain stockholders of Schuler Homes, Inc., pursuant to which such stockholders have agreed to vote shares of Class A and Class B Common Stock of Schuler Homes, Inc. in favor of a proposal to approve and adopt the Merger Agreement (as defined below). D.R. Horton, Inc. does not have any rights as a stockholder of Schuler Homes, Inc. pursuant to such Voting Agreement, except pursuant to the proxy granted thereby. Accordingly, D.R. Horton, Inc. expressly disclaims beneficial ownership of all shares subject to such Voting Agreement.

(2) Class A Common Stock; does not include shares of Class B Common Stock because these are not registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934.

CUSIP No. 808188 10 6                  13D                   Page 3 of 11 Pages

         This Schedule 13D is filed by D.R. Horton, Inc. ("D.R. Horton" or the "Reporting Person") to report the Reporting Person's agreement with James K. Schuler and WPH-Schuler, LLC (and its members) (collectively, the "Schuler Stockholders"), pursuant to which the Schuler Stockholders have agreed to vote the shares of Class A and Class B common stock of Schuler Homes, Inc. ("Schuler Homes") described herein in favor of the proposed merger of Schuler Homes with and into D.R. Horton (the "Merger").

Item 1.           Security and Issuer.

         (a)      Name of Issuer:  Schuler Homes, Inc.

         (b) Title of Class of Securities: Class A Common Stock, par value $.001 per share

         (c)      Address of Issuer's Principal Executive Offices:
                  400 Continental Boulevard, Suite 100, El Segundo, CA  90245

Item 2.           Identity and Background.

         This Schedule 13D is filed by D.R. Horton, Inc., a Delaware corporation. The address of the principal executive office of D.R. Horton is 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006. D.R. Horton is a national homebuilder engaged in constructing and selling single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States.

         To the best of D.R. Horton's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of D.R. Horton, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         During the last five years, neither D.R. Horton nor, except as provided in Schedule I hereto, to the best of D.R. Horton's knowledge, any of the executive officers or directors of D.R. Horton listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         On October 22, 2001, D.R. Horton entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement") with James K. Schuler and WPH-Schuler, LLC (and its members). No funds or consideration were involved in the Voting Agreement, except that the Voting Agreement was a condition for D.R. Horton to enter into the Merger Agreement (defined below).

CUSIP No. 808188 10 6                  13D                    Page 4 of 11 Pages

         On October 22, 2001, D.R. Horton and Schuler Homes entered into an Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"), which provides that D.R. Horton acquire Schuler Homes by means of a merger of Schuler Homes with and into D.R. Horton (the "Merger"), with D.R. Horton as the surviving corporation. Under the Merger Agreement, subject to the adjustments, elections and limitations described in the Merger Agreement, if the Merger is completed, each share of Schuler Homes Class A and Class B common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a combination of cash and D.R. Horton's common stock or, at such stockholder's election and subject to the limitations and prorations stated in the Merger Agreement, cash or shares of D.R. Horton's common stock. In the Merger, Schuler Homes stockholders will be entitled to receive $4.09 in cash plus a fraction of a share of D.R. Horton common stock equal to an exchange ratio based on the average price of D.R. Horton common stock. The aggregate amount of cash consideration is currently estimated to be approximately $166,321,000. It is currently anticipated that the cash component of the Merger consideration, together with any required refinancing of the debt of Schuler Homes in connection with the Merger, will be funded from D.R. Horton's working capital and borrowings under its revolving credit facility, which is included as Exhibit 3 to this Schedule 13D. However, D.R. Horton reserves the right to obtain such additional sources of financing as it considers advisable. The outstanding debt of Schuler Homes that may need to be refinanced in connection with the Merger is estimated to be approximately $552,000,000.

         The foregoing descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, each of which have been filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.           Purpose of Transaction.

         The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated by reference.

         The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. In order to approve and adopt the Merger Agreement, the certificate of incorporation of Schuler Homes requires the affirmative vote of the holders of a majority of the outstanding shares of Class A and Class B common stock, voting as separate classes, as well as the affirmative vote of a majority of the outstanding shares of common stock, voting together as a single class with the holders of Class A common stock entitled to one vote per share and the holders of Class B common stock entitled to one-half vote per share. Under the Voting Agreement, Mr. Schuler agreed to vote, and granted an irrevocable proxy for the term of the Voting Agreement to D.R. Horton with respect to, 5,216,914 of the 10,433,828 shares of Class A common stock beneficially owned by him in favor the Merger and the Merger Agreement and against any proposal for a Third Party Acquisition (as defined therein) and against certain other proposals. In addition, WPH-Schuler, LLC (and its members Apollo Real Estate Investment Fund, L.P., Highridge Pacific Housing Investors, L.P., and Blackacre WPH, LLC) agreed to vote, and granted an irrevocable proxy for the term of the Voting Agreement to D.R. Horton with respect to, all 18,754,727 shares of Class B common stock, par value $.001 per share, of Schuler Homes held by WPH-Schuler, LLC in favor of the Merger and the Merger Agreement and against any proposal for a Third Party Acquisition and against certain other proposals. The shares subject to the Voting Agreement represent approximately 23.8% of the outstanding shares of Class A common stock, 100% of the outstanding shares of Class B common stock and 46.9% of the combined voting power of the Class A and Class B common stock voting together as a single class. Further, under the Voting Agreement and during the term of the

CUSIP No. 808188 10 6                  13D                    Page 5 of 11 Pages

Voting Agreement, Mr. Schuler and WPH-Schuler, LLC may not transfer, sell, assign, gift, pledge, hypothecate or dispose, whether directly or indirectly by contribution, distribution, dissolution or otherwise, any of the shares of Schuler Homes Class A and Class B common stock subject to the Voting Agreement, except that Mr. Schuler would be permitted to transfer shares of Class A common stock to his affiliates who are subject to the Voting Agreement and transfers of membership interests in WPH-Schuler, LLC to its members or their affiliates will be deemed not to be a transfer of the shares of Class B common stock held by WPH-Schuler, LLC. The Voting Agreement provides that it will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto.

         Upon consummation of the Merger, (a) the certificate of incorporation and the bylaws of the D.R. Horton will be the certificate of incorporation and bylaws of the surviving corporation, (b) the directors of D.R. Horton will be the directors of the surviving corporation and (c) the officers of D.R. Horton will be the officers of the surviving corporation. The Merger Agreement provides that D.R. Horton will use its best efforts to elect Mr. Schuler to the board of directors and, contemporaneous with the signing of the Merger Agreement, D.R. Horton entered into agreements with Mr. Schuler and Craig A. Manchester, Executive Vice President and Chief Operating Officer of Schuler Homes, providing that, upon consummation of the Merger, Mr. Schuler will become a Senior Vice President of D.R. Horton and President of its Schuler Homes region and Mr. Manchester will become a Vice President of D.R. Horton and Chief Operating Officer of its Schuler Homes region.

         D.R. Horton does not have any right to dispose of (or the direct the disposition of) the shares of Schuler Homes Class A or Class B common stock subject to the Voting Agreement. Accordingly, D.R. Horton expressly disclaims beneficial ownership of all such shares.

         The foregoing description of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.           Interest In Securities Of The Issuer.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

         The aggregate number of shares of Schuler Homes Class A common stock covered by the Voting Agreement is 5,216,914, representing approximately 23.8% of the shares of Schuler Homes Class A common stock outstanding as of October 22, 2001, based on the representations of Schuler Homes contained in the Merger Agreement. The aggregate number of shares of Schuler Homes Class B common stock covered by the Voting Agreement is 18,754,727, representing 100% of the shares of Schuler Homes Class B common stock outstanding as of October 22, 2001, as represented by Schuler Homes in the Merger Agreement. The shares of Class A and Class B common stock covered by the Voting Agreement also represent 46.9% of the combined voting power of the Class A and Class B common stock. The names and business addresses of the parties to the Voting Agreement and the number of outstanding shares of Schuler Homes Class A and Class B common stock held by each such party (beneficially and of record) and subject to the Voting Agreement are also set forth on Schedule I thereto and are incorporated herein by reference. Mr. Schuler is the Chairman, President and Chief Executive Officer of Schuler Homes. WPH-Schuler, LLC is a Delaware limited liability company formed to hold the shares of Schuler Homes Class B common stock on behalf of its members, as listed on Schedule I

CUSIP No. 808188 10 6                  13D                    Page 6 of 11 Pages

to the Voting Agreement. To the best of D.R. Horton's knowledge, during the last five years, none of the parties to the Voting Agreement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected Schuler Homes to a judgment, decree or final order enjoining Schuler Homes from future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         By virtue of the Voting Agreement and the proxy granted thereby, during the term of the Voting Agreement, D.R. Horton may be deemed to share with the Schuler Stockholders the power to vote, and to have the power to restrict the Schuler Stockholders' disposition of, the shares of Schuler Homes Class A and Class B common stock subject to the Voting Agreement. D.R. Horton, however, is not entitled to any other rights as a stockholder of Schuler Homes as to the shares of Schuler Homes Class A and Class B common stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of Schuler Homes Class A and Class B common stock subject to the Voting Agreement.

         D.R. Horton beneficially owns 10 shares of Schuler Homes Class A common stock. Other than as set forth in this Schedule 13D, to the best of D.R. Horton's knowledge, as of the date hereof, (i) neither D.R. Horton nor any subsidiary or affiliate of D.R. Horton nor any of D.R. Horton's executive officers or directors, beneficially owns any shares of Schuler Homes Class A or Class B common stock and (ii) there have been no transactions in the shares of Schuler Homes Class A or Class B common stock effected during the past 60 days by D.R. Horton, nor to the best of D.R. Horton's knowledge, by any subsidiary or affiliate of D.R. Horton or any of D.R. Horton's executive officers or directors.

         References to the Voting Agreement are qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         Except as described elsewhere in this Schedule 13D, D.R. Horton has no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Schuler Homes, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of October 22, 2001, between D.R. Horton, Inc. and Schuler Homes, Inc. (incorporated by reference from Exhibit 2.1 to D.R. Horton's Current Report on Form 8-K, dated as of October 22, 2001, filed with the Commission on October 24, 2001).

Exhibit 2 Voting Agreement, dated as of October 22, 2001, among the Reporting Person, James K. Schuler, WPH-Schuler, LLC and the other signatories thereto.

CUSIP No. 808188 10 6                  13D                    Page 7 of 11 Pages

Exhibit 3         Amended and Restated Master Loan and Inter-Creditor
                  Agreement dated as of July 1, 1999, among D.R. Horton, Inc., as Borrower; NationsBank, N.A., Fleet National Bank, Bank United, Comerica Bank, Credit Lyonnais New York Branch, Societe Generale, Southwest Agency, The First National Bank of Chicago, PNC Bank, National Association, Amsouth Bank, Bank One, Arizona, NA, First American Bank Texas, SSB, Harris Trust and Savings Bank, Sanwa Bank California, Norwest Bank Arizona, National Association, Wachovia Mortgage Company and Summit Bank, as Banks; and NationsBank, N.A., as Administrative Agent (incorporated by reference from Exhibit 10.21 to D.R. Horton's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed with the Commission on December 10, 1999).

CUSIP No. 808188 10 6                  13D                    Page 8 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2001             D.R. HORTON, INC.

                                    By:    /s/ SAMUEL R. FULLER
                                        ----------------------------------------
                                           Samuel R. Fuller
                                           Executive Vice President, Treasurer
                                           and Chief Financial Officer

CUSIP No. 808188 10 6                  13D                    Page 9 of 11 Pages


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                              OF D.R. HORTON, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of D.R. Horton, Inc. Each such person is a U.S. citizen and the business address of each such person is 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006.

Name and Title                                  Present Principal Occupation
--------------                                  ----------------------------
Donald R. Horton                                Chairman of the Board, D.R. Horton, Inc.
Chairman of the Board

Donald J. Tomnitz                               Vice Chairman, President and Chief Executive Officer, D.R. Horton,
Vice Chairman, President and Chief Executive    Inc.
Officer

Bradley S. Anderson                             Mr. Anderson is a Senior Vice President of CB Richard Ellis, Inc.,
Director                                        an international real estate brokerage company

Richard Beckwitt                                Owner and principal of EVP Capital, L.P.
Director

Samuel R. Fuller                                Executive Vice President, Treasurer and Chief Financial Officer,
Director, Executive Vice President, Treasurer   D.R. Horton, Inc.
and Chief Financial Officer

Richard I. Galland                              Mr. Galland is an attorney and a director of Associated Materials,
Director                                        Inc.

Richard L. Horton                               Retired
Director

Terrill J. Horton                               Retired
Director

Francine I. Neff                                Ms. Neff is a Vice President of NETS, Inc., a privately-owned
Director                                        investment company, and a partner in EVEN Resources, a
                                                privately-owned consulting service and investment company

CUSIP No. 808188 10 6                  13D                   Page 10 of 11 Pages

Name and Title                                  Present Principal Occupation
--------------                                  ----------------------------
Scott J. Stone                                  Vice President, D.R. Horton, Inc.
Director

Stacey H. Dwyer                                 Executive Vice President, D.R. Horton, Inc.
Executive Vice President

On November 14, 1996, Mr. Beckwitt settled an investigation by the Securities and Exchange Commission in connection with his purchase of stock in an unaffiliated corporation in September 1994. Without admitting or denying the allegations, Mr. Beckwitt consented to a final judgment announced that day enjoining him from violating Sections 10(b) and 14(e) of the Securities Exchange Act of 1934 and rules 10b-5 and 14e-3 thereunder, and providing for his payment of the alleged profit and a civil penalty. Mr. Beckwitt advised D.R. Horton that he believed that it was in his best interest to resolve the matter without litigation in order to avoid additional cost and distraction.

CUSIP No. 808188 10 6                  13D                   Page 11 of 11 Pages


                                  EXHIBIT INDEX

  Exhibit 1 Agreement and Plan of Merger, dated as of October 22, 2001, between D.R. Horton, Inc. and Schuler Homes, Inc.
                  (incorporated by reference from Exhibit 2.1 to D.R. Horton's
                  Current Report on Form 8-K, dated as of October 22, 2001, filed with the Commission on October 24, 2001).

  Exhibit  2      Voting Agreement, dated as of October 22, 2001, among the
                  Reporting Person, James K. Schuler, WPH-Schuler, LLC and the other signatories thereto.

  Exhibit  3      Amended and Restated Master Loan and Inter-Creditor
                  Agreement dated as of July 1, 1999, among D.R. Horton, Inc., as Borrower; NationsBank, N.A., Fleet National Bank, Bank
                  United, Comerica Bank, Credit Lyonnais New York Branch,
                  Societe Generale, Southwest Agency, The First National Bank of
                  Chicago, PNC Bank, National Association, Amsouth Bank, Bank
                  One, Arizona, NA, First American Bank Texas, SSB, Harris Trust and Savings Bank, Sanwa Bank California, Norwest Bank Arizona,
                  National Association, Wachovia Mortgage Company and Summit
                  Bank, as Banks; and NationsBank, N.A., as Administrative Agent
                  (incorporated by reference from Exhibit 10.21 to D.R. Horton's
                  Annual Report on Form 10-K for the fiscal year ended September
                  30, 2000, filed with the Commission on December 10, 1999).